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                                                                     EXHIBIT 99

[LOGO] MEDEXINC.


                                               MEDEX, INC. - NASDAQ: MDEX
                                               RELEASE:      December 13, 1996
                                               Contact:      Michael J. Barilla
                                                             (614) 529-3803
                                                             Final - Approved

                 MEDEX SHAREHOLDERS APPROVE FURON ACQUISITION

HILLIARD, Ohio - Medex, Inc. today announced that at the special meeting held today, the shareholders of Medex voted to approve the proposed acquisition by FCY, Inc., a subsidiary of Furon Company, of a majority or more of the outstanding Common Stock of Medex in accordance with Section 1701.831 of the Ohio Revised Code. FCY, Inc. commenced a tender offer on November 15, 1996 to purchase any and all outstanding shares of Common Stock of Medex for $23.50 per share. The Ohio statute provides that shares cannot be purchased pursuant to the tender offer unless the acquisition proposal is approved by Medex shareholders at the special meeting.


FCY's tender offer is scheduled to expire at 12:00 midnight New York City time on Monday, December 16, 1996.


Medex designs, manufactures and distributes products and infusion systems for a wide range of medical and surgical applications. Medex products are utilized in intravenous therapies such as fluid and drug administration, as well as pressure monitoring and cardiac catheterization. Infusion systems include a range of infusion pumps designed to deliver prescribed doses of drugs and fluids to patients. With corporate headquarters in Columbus, the Company has domestic operations in Ohio and Georgia. Medex also operates subsidiaries in the United Kingdom, Germany and France. Medex stock is traded over-the-counter on the NASDAQ National Market System under the MDEX symbol.


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